HUAYUE ELECTRONICS, INC.
300 Somerset St., Room 469
Harrison, NJ 07029

March 20, 2013

VIA EDGAR
Larry Spirgel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Washington, DC 20549

Re:	Huayue Electronics, Inc.
Form 10-K for the Fiscal Year Ended May 31, 2012
Filed August 28, 2012
File No. 0-54205

Dear Mr. Spirgel:

I am writing in response to the Staff’s letter to Liuzhi Gan dated February 25, 2013.  The Staff’s comments have been copied below in italics.  Each comment is followed by our response.

Form 10-K for the Fiscal Year Ended May 31, 2012

Item 1A Risk Factors

We currently benefit from the support of the PRC government…, page 10

Staff Comment l.   Please expand on the disclosure provide in this risk section. Tell us in detail about the preferential policies and government subsidies that you have been provided.  Please tell us how you have reflected these in your financial statements.  Tell us about the projects the government has initiated, including the amounts and how these projects can develop and succeed in strictly commercial markets.

Response to Comment 1

A summary of the preferential policies and government subsidies enjoyed by Changzhou Huayue is set forth at the bottom of page 6 of the 10-K under the heading “Induction Lighting:  Involvement of the PRC Government.”  The preferential policies include:

•	government procurement programs that favor induction lighting,
•	direct subsidies for technology development, and
•	reduced income tax rates.

Since January 2011, Changzhou Huayue has received a total of $320,000 in government subsidies.  The following table itemized these government subsidies:

Government	Agency	Fiscal Year	Grant (RMB)
National	Technology Development Fund	2011	110,000
	Guidance Fund	2011	500,000
	Innovation Incentive Fund for Small-Mid Cap Technology Intensive Enterprises	2012	490,000
	2012 New High Tech Reward for Research and Development	2013	115,000
	2012 Central Fund for Increasing Foreign Trade	2013	11,300
Jiangsu Province	High-Tech Product Reward	2011	20,000
Changzhou City	Subsidy for Industry Technology Improvement	2011	150,000
	42nd Technology Creation Fund	2011	175,000
	2011 Technology Improvement Reward	2012	33,000
	29th Technology Planning Reward	2013	200,000
Wujin District	9th Technology Development Fund	2012	200,000
	2011 Technology Development Fund	2012	8,000

The government subsidies have been recorded as “other income” on the Company’s Consolidated Income Statements.

A sample of the government sponsored building projects that have utilized induction lighting provided by Changzhou Huayue is included in the text at the bottom of page 6 of the 10-K.  Changzhou Huayue has not contracted directly with the government to supply the lighting for any of these projects; instead, Changzhou Huayue has contracted to sell lighting, directly or indirectly, to the general contractors on the projects, and in many cases has installed the lighting.  Government projects of this sort can be expected to proliferate in coming years, as the Chinese government remains intent on developing the national infrastructure, and has recently given priority to doing so in an energy-efficient manner.

In order to clarify the role of government in the business of Changzhou Huayue, when the Staff has completed its review of our responses to the comments, we will file an amendment to the 2012 Form 10-K in which we will modify the text at the bottom of page 6 thus:

Induction Lighting:  Involvement of the PRC Government

Changzhou Huayue has enjoyed the support of the PRC government.  Leaders within the government as well as specialists from such entities as the Policy Research Center of the Communist Party of China and the Economic Research Office of the State Council visited our site and reviewed our technology in early 2010.  That same year, a group of experts recommended that the induction lighting industry and its technology be further developed as a matter of public policy.  As a result, the PRC government designated induction lamps as high-efficiency products that would be eligible for preferential policies and subsidies.  Among the benefits that we have received from the government’s favorable attitude toward induction lighting are the following:

•
We received grants ~~490,000 RMB (or $78,000) of funding~~ from the government in the year ended May 31, 201~~0~~1, totaling 1,686,000~~610,000~~ RMB (or $251,282~~97,000~~) and 736,000~~495,000~~ RMB (or $115,743~~79,000~~) in the year ended May 31, 2012.

•
Having qualified for the Chinese government’s incentive program to promote innovation in technology, Changzhou Huayue currently enjoys a 15% income tax rate (reduced from the standard 25% corporate income tax rate) until 2014, at which time we will be eligible to apply for an extension.

•	The national government’s policy favoring the use of induction lighting has expanded the market for our products.

In order to promote energy saving through the replacement of traditional lighting, induction lamps were put on the government procurement list.  In cooperation with several of our customers who serve as contractors on projects funded by ~~At the request of~~ various governmental ministries and commissions, we have installed induction lamps on the Shengli Oilfield and the Shanghai Middle Ring Highway, and are working on the installation of induction lamps as a part of such projects as Beijing International Airport, Petro China, SinoPec and Saicgroup.  Huayue believes that these projects will improve awareness of our brands and expand our market share.

In the amendment to our 2012 Form 10-K, at page 10, we will also modify the risk factor cited in the Staff’s comment, thus:

We currently benefit from the support of the PRC government and would be adversely affected were the government to change its view.

The PRC government provides Changzhou Huayue with the benefits of preferential policies and direct subsidies.  Among the benefits that have had a direct impact on our financial results are grants for technology development and favorable tax rates.  Of perhaps even more importance to our overall financial results is the fact that i~~I~~nduction lamps are on the government procurement list and the national government has expressed a policy favoring the use of induction lamps in government funded construction projects.  Projects initiated by government ministries and commissions have increased the demand for our products~~been the source of much of our business~~.  If the government were to change its position on the induction lighting industry in general, or Changzhou Huayue specifically, it would have a material adverse effect on the company.

Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm, page F-2

Staff Comment 2.  Please have your independent registered public accounting firm revise their opinion in the last paragraph to express an opinion on the financial statements of the registrant, Huayue Electronics, Inc.

Response to Comment 2

When the Staff has completed its review of our responses to the comments, we will file an amendment to the 2012 Form 10-K in which our independent registered public accounting firm will correct the error in its opinion noted in this comment.

Consolidated Balance Sheets, page F-2

Staff Comment 3. We note your disclosure on page 18 that you offer 90 day terms to your customers for payment of outstanding accounts. However, there are still a significant number of days outstanding over 90 days for your accounts receivable. Please tell us in detail the reasons why your customers are so slow in paying and how you have determined that these accounts are collectible and the related revenue has been earned.

Response to Comment 3

As set forth in the “Revenue Recognition” note on page F-7 of the Form 10-K, the Company recognizes revenue on the date of shipment of goods if a formal arrangement exists, the price is fixed or determinable, the delivery is completed, no other significant obligations of the Company exist and collectability is reasonably assured.  The Company determines that its accounts receivable are collectible by investigating the credit history and reputation of potential clients, reviewing their business operations, and, in the case of customers who are contractors, reviewing their financial arrangements with the ultimate customer.  In general, the extended terms of many of the Company’s accounts receivable at May 31, 2012, as noted in the comment, were not attributable to “slow” payment.  In cases where slow payment was a factor, that situation was considered in determining the reserve for doubtful accounts.

The principal reasons for the lengthy duration of many of the Company’s accounts receivable were three, all related to the Company’s efforts to develop its market presence:

•
While the Company’s standard payment policy is 90 days, in many cases the Company has offered customers payment terms beyond 90 days.  The Company provides these extended terms when the customer is particularly attractive, the Company has a high level of assurance of payment, and the customer may not itself receive payment for the lighting until several months after delivery.

•
The Company promotes its energy efficient lighting products as a self-amortizing expense - i.e. the cost savings from replacing conventional lights with Huayue induction or LED lights will repay the cost of the lights.  From time to time, the Company has backed up this promotion with its agreement that the customer can delay a portion of its payment obligation until the cost savings are realized. Again, the Company offers this arrangement only when the customer is particularly attractive and the Company has a high level of assurance of payment.

•
In dealing with contractors that work on government-funded projects, the Company can compete only if it accommodates the payment practices peculiar to government contracting in China.  Specifically, the Company recognizes that Chinese government bureaucracies often pay for construction only when an entire project is complete and has been inspected.  Contractors are reticent, therefore, to pay upon delivery for lighting products used in such projects, since they are themselves not likely to be paid for the lighting until several months later.  The Company, therefore, has special payment terms that it often provides to government contractors, in which payment is due 90 days after the actual installation of the lighting products on the jobsite.

When the Staff has completed its review of our responses to the comments, we will file an amendment to the 2012 Form 10-K in which we will modify the fifth paragraph on page 18 thus:

The largest component of our current assets was our accounts receivable.  Accounts receivable of $3,689,990 at May 31, 2012, are large relative to recent revenue.  In our efforts to achieve a substantial beachhead in the induction lighting market, after we are assured that the customer has the capability and intent to make payment, we offer our ~~certain~~ customers relatively generous payment terms ~~ninety days after delivery to make payment to us~~.  ~~In general, we do so only after we are assured that the customer has the capability and intent to make payment~~.  Our standard payment terms are 90 days after delivery.  However, for particularly attractive customers, with strong credit histories, we employ a variety of payment practices:

•	While the Company’s standard payment policy is 90 days, in many cases the Company has offered customers payment terms beyond 90 days.

•
The Company promotes its energy efficient lighting products as a self-amortizing expense - i.e. the cost savings from replacing conventional lights with Huayue induction or LED lights will repay the cost of the lights.  From time to time, the Company has backed up this promotion with its agreement that the customer can delay a portion of its payment obligation until the cost savings are realized.

•
The Company recognizes that Chinese government bureaucracies often pay for construction only when an entire project is complete and has been inspected.  The Company, therefore, has special payment terms that it often provides to government contractors, in which payment is due 90 days after the actual installation of the lighting products on the jobsite.

Our generous payment terms ~~This practice~~ reduce~~s~~ our liquidity to some extent.  The practice is harmful to our cash flow, particularly in light of the requirement that we prepay many of our vendors for raw materials and components, as discussed below.  But our generous payment terms do , ~~but~~ helps us develop long-term, repeat customers.  As our induction lighting business matures, however, we will move toward more conventional payment terms.

Consolidated Income Statements, page F-3

Notes to Consolidated Financial Statements

Note 2 -Summary of Significant Accounting Policies

Revenue recognition, page F-7

Staff Comment 4. Please tell us your accounting policy for returns. Please provide us with the disclosure that you will make in future filings.

Response to Comment 4

Changzhou Huayue does not offer its customers a right of return.  In the amendment to the 2012 Form 10-K and in future filings, we will replace our revenue recognition note at page F-7 with the following text:

The Company’s revenue is derived from the sale of products. The Company’s revenue recognition policies are in compliance with Staff Accounting Bulletin (“SAB”) 104, included in the Codification as ASC 605, Revenue Recognition. Our determination to recognize revenue is based on the following:

●
Persuasive evidence that an arrangement (sales contract) exists between a willing customer and us that outlines the terms of the sale (including customer information, product specification, quantity of goods, purchase price and payment terms).

●	Delivery is considered to have occurred when the risks, rewards and ownership of the products are transferred from us to our customers.

●	Our price to the customer is fixed and determinable as specifically outlined in the sales contract.

●
For customers to whom credit terms are extended, we assess a number of factors to determine whether collection from them is probable, including past transaction history with them and their credit-worthiness. All credit extended to customers is pre-approved by management. If we determine that collection is not reasonably assured, we defer the recognition of revenue until collection becomes reasonably assured, which is generally upon receipt of payment.

Payments received before satisfaction of all of the relevant criteria for revenue recognition are recorded as customer deposits.

The Company currently does not offer customers a right of return. Therefore, uncertainty regarding customer acceptance does not exist and delivered elements are not subject to general or customer-specified return or refund privileges.

Prepaid account, page F-7

Staff Comment 5. We note your disclosure regarding prepaid accounts but the account balances are more than 31% and 62% of Cost of Goods Sold for the fiscal years ended May 31, 2012 and May 31, 2011. Please tell us in detail about the reasons for these large balances and please tell us the amounts that have been prepaid to related entities.

Response to Comment 5

As of May 31, 2012 there were no amounts prepaid to related entities.  There are two principal reasons for the large prepaid balances.  One is set forth in the last paragraph on page 18 of the Form 10-K:  prepayment for raw materials and components is a common practice in China, inspired by the rapid industrialization of China over the past three decades, which made competition for supplies of raw materials and components intense.  The second reason for the large balances arises from Changzhou Huayue’s relationship with its banks.  Rather than provide Changzhou Huayue with revolving credit, the banks pay Changzhou Huayue’s vendors directly.  Therefore, in order to assure itself of purchasing credit when needed, Changzhou Huayue prepays many of its vendors.

When the Staff has completed its review of our responses to the comments, we will file an amendment to the 2012 Form 10-K in which we will modify the last paragraph on page 18 thus:

The next largest component of our current assets was our prepaid expenses.  In China, to secure a guaranteed supply of raw materials and components, it is common practice to make prepayments to your principal suppliers, often to the extent of several months’ requirements.  In addition, rather than providing Changzhou Huayue with a line of credit, the Company’s banks pay Changzhou Huayue’s vendors directly, which makes prepayment for raw materials and components a method of assuring that credit is available when needed.  These two reasons explain   ~~That security is the purpose for~~ the $2,389,547 prepaid account on our May 31, 2012 balance sheet.  It is noteworthy, however, that in the fourth quarter of fiscal 2012 our prepaid account was reduced by $1,780,036, as we drew on our credits with suppliers to meet the demands of sales growth in that quarter.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 14

Staff Comment 6. You disclose that the growth in sales from the first half of fiscal 2012 to the first half of fiscal 2013 was marked and that the primary reason for the improvement was the conversion of your marketing program from direct sales to sales through agents. Please tell us in detail how the sales through agents differs from your direct sales. Please include a discussion of the terms related to sales through agents, a description of the revenue recognition process, payment terms for these sales and the return policy for sales through agents.

Response to Comment 6

Upon review, we have determined that the identification of this new class of customers as “agents” was misleading.  The customers so identified are, in fact, distributors, who purchase for their own accounts.  The contrast that we drew between these customers and “direct sales” was intended to characterize the difference between selling to end users and selling to distributors.

The terms of our sales to distributors are generally the same as the terms of our sales to end users.  We do not give distributors exclusive territories nor do we contract to provide them distributor discounts.  The payment terms for distributors are the same as for end users, subject to the variations in payment terms described in response to comment 3 above.  Our revenue recognition policy with respect to distributors is the same as with respect to end user sales, as described in response to comment 4 above.  Distributors have no right of return.

To clarify our relationship with our customers, in the amended Form 10-K, we will modify the second paragraph on page 6 of the Form 10-K thus:

We recently changed our domestic distribution strategy.  Prior to fiscal 2012 our target market for lighting products had been end users, to whom our in-house sales staff marketed directly.  During fiscal 2012 we added an emphasis on developing customer relationships with distributors of lighting products and construction materials.  ~~, moving from direct sales the development of regional sales agents.~~ By the end of fiscal 2012 we had 46 such distributors on our customer list; our goal is ~~We have identified 46 agents and plan~~ to increase this number to 60 by the end of calendar 2012.  Our sales transactions with distributors are not significantly different than our sales transactions with end users:  none of our distributors has been given an exclusive territory, their purchases are based on the same price list as we give to end users, and our revenue recognition policies are the same for each type of sale.  However, the relationship with distributors provides us a cost-effective way of expanding the scope of our marketing.  Huayue believes that this strategic decision contributed to the significantly increased sales during fiscal 2012.

We will also modify the second paragraph on page 16 thus:

More indicative of our current level of operations than the full year results for fiscal year 2012 are our results for the second half of that year.  Sales were modest in the first half of fiscal 2012, reaching only a 6% increase over sales in the first half of fiscal 2011.  This occurred primarily because early in fiscal 2012 we changed our domestic distribution strategy, expanding our market from a focus on end users to include large distributors of lighting products and construction supplies. ~~moving from direct sales to the development of regional sales agents.~~  In the first half of the fiscal year, our expanded marketing strategy ~~transition from direct sales to sales through agents~~ was still in its start-up phase.  However, our sales increased by 48% in the third quarter of the year, compared to the third quarter of fiscal 2011, and increased by 56% in the fourth quarter of the year.  These marked improvements in sales in the second half of fiscal 2012 indicate that the new distributors ~~agents~~ are gaining traction in their marketing efforts.

And we will modify the second sentence on page 17 thus:

Selling expenses declined to $27,328 during the year ended May 31, 2012 from $49,204 in the prior year, a decrease that reflected our decision to reduce our emphasis on direct sales to end users and increase our efforts to market to large distributors. ~~and replace them with a network of independent agents.~~

Sincerely,

/s/ Pan Shudong
Pan Shudong
Chief Executive Officer

ACKNOWLEDGEMENT

Huayue Electronics, Inc. acknowledges that:

●	Huayue Electronics, Inc. is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	Huayue Electronics, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

HUAYUE ELECTRONICS, INC.

By: /s/ Pan Shudong
Pan Shudong
Chief Executive Officer